Lisa Proch Talcott Resolution Law Group 1 Griffin Road North Windsor, CT 06095 Tel. 1-860-547-4390 lisa.proch@talcottresolution.com

April 16, 2020
VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management

Re:    Talcott Resolution Life Insurance Company
File No. 333-227375    CRC® Compound Rate Contract     Accession No. 0001628280-20-005052
File No. 333-227926    CRC Generations         Accession No. 0001628280-20-005059
File No. 333-227927    CRC Harvestor            Accession No. 0001628280-20-005058
File No. 333-227928    CRC Select 1            Accession No. 0001628280-20-005054
File No. 333-227929    CRC Select 2            Accession No. 0001628280-20-005056
File No. 333-227930    CRC Select 3            Accession No. 0001628280-20-005057

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Talcott Resolution Life Insurance Company ("Registrant"), hereby requests that the registration statements referenced above and electronically filed via EDGAR on Form S-1 be accelerated and declared effective on May 1 2020, or as soon thereafter as is reasonably practicable. We believe expedited review of the Registration Statement is appropriate.

If the Registration Statement were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings other than those permitted by Rule 485(b). I have reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In these circumstances, we believe a limited staff review is appropriate.

Talcott Resolution Life Insurance Company

By: _/s/ Peter F. Sannizzaro__________________
Peter F. Sannizzaro, President
and Chief Executive Officer

Talcott Resolution Distribution Company

By: _/s/ Diane Krajewski___________________
Diane Krajewski, Vice President and
Chairman of the Board